390.4293
1700 Lincoln, Suite 4700, Denver, CO 80203 Phone: 303.837.1661 | FAX: 303.390.4293

October 20, 2021

VIA EDGAR AND OVERNIGHT COURIER

Craig Arakawa, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Whiting Petroleum Corporation

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 25, 2021

File No. 001-31899

Dear Mr. Arakawa:

Set forth below are responses of Whiting Petroleum Corporation (the “Company,” “we,” “us,” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated October 7, 2021, with respect to the filing referenced above. For your convenience, the text of the Staff’s comments is set forth below in italicized text followed by our responses.  All references to page numbers and captions correspond to the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2020

Properties

Proved Undeveloped Reserves, page 42

1.	We have read your response to comment 1 and note that you propose to include a narrative explanation in your future filings for all of the material changes that occurred during the year in your proved undeveloped reserves. The example illustrating your proposed changes due to revisions for the year ended December 31, 2020 includes a downward adjustment of 8.4 MMBoe that is attributed to “various other revisions.”

Please expand your explanation in future filings to describe the individual factors that are represented as a combination of various other revisions so that the change in net reserve quantities between periods is fully explained. Refer to Item 1203(b) of Regulation S-K.

Response: We acknowledge the Staff’s comment.  In future filings, the Company will revise its narrative explanation of changes in proved undeveloped reserves to fully explain the change in net reserve quantities between periods.

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

October 20, 2021

Supplemental Disclosures About Oil and Gas Producing Activities (Unaudited)

Standardized Measure of Discounted Future Net Cash Flows, page 115

2.	We have read your response to comments 6 and 7 and note that you systematically omit your estimates of the net asset retirement costs as part of the future development costs used in the calculation of your standardized measure.

Disclosure on page 63 of your filing indicates your asset retirement obligations represent estimated future costs that must be incurred in accordance with applicable local, state and federal laws and the terms of your lease agreements. Furthermore, the definition of “Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves” referencing FASB ASC 932-235-50-30, 50-31, and 55-6 under Amendments to the XBRL Taxonomy in the Accounting Standards Update, Extractive Activities-Oil and Gas (Topic 932) notes that “future cash flows related to the settlement of an asset retirement obligation are included in the disclosure.”

The requirement pursuant to FASB ASC 932 is also consistent with guidance provided by the Division of Corporation Finance in the letter dated February 2004 to registrants primarily engaged in the production of oil and gas regarding the preparation of their filings with the Commission. The letter indicates the staff believes that “an entity should include the future cash flows related to the settlement of an asset retirement obligation in its standardized measure disclosure.” The letter also indicates that “the requirement to disclose “net cash flows” relating to an entity’s interest in oil and gas reserves [pursuant to FASB Statement No. 69, paragraph 30] requires an entity to include the cash outflows associated with the settlement of an asset retirement obligation” and that “the exclusion of the cash flows associated with a retirement obligation would be a departure from the required disclosure.”

Based on the costs provided in your response, it appears that your omission of the estimated asset retirement obligations results in an understatement of your future development costs by approximately 37.4%, 18.0% and 14.5%, an overstatement of your future net cash flows of approximately 14.9%, 5.1% and 3.2%, and an overstatement of your standardized measure by approximately 10.4%, 1.4% and 1.2% for the years ended December 31, 2020, 2019, and 2018, respectively.

Please provide us with an illustration of the disclosure revisions relating to your presentation of the standardized measure and the changes therein to assure compliance with the regulatory requirements pursuant to FASB ASC 932.

Response: We acknowledge the Staff’s comment. Below please find an illustration of the disclosure revisions required to comply with the regulatory requirements pursuant to FASB ASC 932 with regards to including abandonment costs in the standardized measure (added disclosure is denoted by underline; deleted disclosure is denoted by strikethrough).  We undertake to include abandonment costs as part of the future development costs included in the calculation of the standardized measure in future filings.

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

October 20, 2021

Standardized Measure of Discounted Future Net Cash Flows

The Standardized Measure relating to proved oil and gas reserves and changes in the Standardized Measure relating to proved oil and natural gas reserves were prepared in accordance with the provisions of FASB ASC Topic 932, Extractive Activities—Oil and Gas.  Future cash inflows as of December 31, 2020, 2019 and 2018 were computed by applying average fiscal-year prices (calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period ended December 31, 2020, 2019 and 2018, respectively) to estimated future production.  Future production and development costs (which include future costs related to property abandonment) are computed by estimating the expenditures to be incurred in developing and producing the proved oil and natural gas reserves at year-end, based on year-end costs and assuming the continuation of existing economic conditions.

Future income tax expenses are calculated by applying appropriate year-end tax rates to future pretax net cash flows relating to proved oil and natural gas reserves, less the tax basis of properties involved.  Future income tax expenses give effect to permanent differences, tax credits and loss carryforwards relating to the proved oil and natural gas reserves.  Future net cash flows are discounted at a rate of 10% annually to derive the Standardized Measure.  This calculation does not necessarily result in an estimate of the fair value of the Company’s oil and gas properties.

The Standardized Measure relating to proved oil and natural gas reserves is as follows (in thousands):

	December 31,
	2020		2019		2018
Future cash flows		$5,628,620		$14,700,974		$20,237,473
Future production costs		(3,074,138)		(6,983,878)		(7,450,206)
Future development costs		 ~~(508,969)~~ (812,354)		~~(1,451,487)~~ (1,769,137)		~~(1,853,805)~~ (2,168,770)
Future income tax expense		~~(13,879)~~ -		~~(88,960)~~ (78,280)		~~(1,065,686)~~ (990,221)
Future net cash flows		~~2,031,634~~ 1,742,128		~~6,176,649~~ 5,869,679		~~9,867,776~~ 9,628,276
10% annual discount for estimated timing of cash flows		~~(840,855)~~ (670,151)		~~(2,474,320)~~ (2,220,945)		~~(4,661,666)~~ (4,475,527)
Standardized measure of discounted future net cash flows	$	~~1,190,779~~ 1,071,977	$	~~3,702,329~~ 3,648,734	$	~~5,206,110~~ 5,152,749

Future cash flows as shown above are reported without consideration for the effects of open hedge contracts at each period end.  If the effects of hedging transactions were included in the computation, then undiscounted future cash inflows would have increased by $34 million in 2020.  The effects of hedging transactions had no significant impact on undiscounted future cash inflows in 2019 and 2018.

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

October 20, 2021

The changes in the Standardized Measure relating to proved oil and natural gas reserves are as follows (in thousands):

	Year Ended December 31,
	2020		2019		2018
Beginning of year	$	~~3,702,329~~ 3,648,734	$	~~5,206,110~~ 5,152,749	$	~~3,867,558~~ 3,811,250
Sale of oil and gas produced, net of production costs		(404,495)		(1,063,167)		(1,549,591)
Sales of minerals in place		(8,539)		(52,456)		-
Net changes in prices and production costs		(2,061,696)		(1,681,530)		1,800,523
Extensions, discoveries and improved recoveries		123,073		234,782		465,766
Previously estimated development costs incurred during the period		197,960		455,236		639,827
Changes in estimated future development costs		~~632,468~~ 566,200		~~(12,964)~~ 7,946		~~598,535~~ 607,283
Purchases of minerals in place		-		-		349,896
Revisions of previous quantity estimates		(1,398,437)		(191,329)		(1,167,886)
Net change in income taxes		~~37,883~~ 44,303		~~287,036~~ 271,228		~~(185,274)~~ (185,444)
Accretion of discount		~~370,233~~ 364,874		~~520,611~~ 515,275		~~386,756~~ 381,125
End of year	$	~~1,190,779~~ 1,071,977	$	~~3,702,329~~ 3,648,734	$	~~5,206,110~~ 5,152,749

Future net revenues included in the Standardized Measure relating to proved oil and natural gas reserves incorporate calculated weighted average sales prices (inclusive of adjustments for quality and location) in effect at December 31, 2020, 2019 and 2018 as follows:

	Successor	Predecessor
	2020	2019	2018
Oil (per Bbl)	$33.07	$50.89	$60.08
NGLs (per Bbl)	$5.10	$8.72	$18.58
Natural Gas (per Mcf)	$(0.03)	$0.31	$1.27

Please direct any questions that you have with respect to the foregoing or if any supplemental information is required by the Staff, please contact the undersigned at 303-357-1437, or in my absence our Vice President, Legal, General Counsel and Secretary, Scott Regan, at (303) 802-8336.

Mr. Craig Arakawa

U.S. Securities and Exchange Commission

October 20, 2021

Sincerely,

WHITING PETROLEUM CORPORATION

/s/ James P. Henderson
James P. Henderson
Executive Vice President Finance and Chief Financial Officer

Cc: John Hodgin, U.S. Securities and Exchange Commission

Lynn A. Peterson, Whiting Petroleum Corporation

Charles J. Rimer, Whiting Petroleum Corporation

M. Scott Regan, Whiting Petroleum Corporation

Sirikka R. Lohoefener, Whiting Petroleum Corporation

John A. Elofson, Davis Graham & Stubbs LLP

Richard B. Talley, Jr., Netherland, Sewell & Associates, Inc.

John K. Wilson, Foley & Lardner LLP